VIA EDGAR

January 8, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Assembly Biosciences, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-222366

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Assembly Biosciences, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 10, 2018, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Maggie Wong of Goodwin Procter LLP at (415) 733-6071.

Sincerely,

Assembly biosciences, inc.

/s/ Elizabeth H. Lacy
Name:	Elizabeth H. Lacy
Title:	General Counsel, VP of Legal Operations
Corporate Secretary

cc:	Mitchell Bloom, Goodwin Procter LLP
David Barrett, Assembly Biosciences, Inc.
John Gunderson, Assembly Biosciences, Inc.

HQ: 11711 N. Meridian Street, Suite 310, Carmel, IN 46032

R&D: 409 Illinois St., San Francisco, CA 94158 and 93 Shennecossett Rd., Groton, CT 06340

www.assemblybio.com | info@assemblybio.com